SCHEDULE 1 TO THE

CLASS ACTION SERVICES AGREEMENT BETWEEN SIX CIRCLES

TRUSTAND BROWN BROTHERS HARRIMAN & CO. DATED JUNE 1, 2018

ACCOUNTS

UPDATED AS OF MAY 1, 2026

Custody Account	Account Short Title
6074074	Six Circles Ultra Short Duration Fund
6074116	Six Circles Tax Aware Intermediate Duration Fund (formerly Six Circles Tax Aware Ultra Short Duration Fund)
6074041	Six Circles U.S. Unconstrained Equity Fund
6074173	Six Circles International Unconstrained Equity Fund
6081160	Six Circles Managed Equity Portfolio U.S. Unconstrained Fund
6081343	Six Circles Managed Equity Portfolio International Unconstrained Fund
6094742	Six Circles Global Bond Fund
6076426	Six Circles Tax Aware Bond Fund
6088488	Six Circles Credit Opportunities Fund
6526792	Six Circles Multi-Strategy Fund

SIX CIRCLES TRUST		BROWN BROTHERS HARRIMAN & CO.

By:		By:

Name:	Tricia Larkin	Name: Daniel Montoya
Title:	Treasurer	Title: Managing Director